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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

December 4, 2014

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

Piazzale Cadorna 3, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on December 3, 2014.

Intel and Luxottica Group Announce Multiyear

Collaboration for Wearable Tech

THE NEW YORK TIMES INTERNATIONAL LUXURY CONFERENCE, Miami, Dec. 3, 2014 — Intel Corporation and Luxottica Group S.p.A (MTA: LUX; NYSE: LUX) today unveiled a multiyear R&D collaboration to fuse premium, luxury and sports eyewear with smart technology.

This strategic alliance will push the boundaries of research and development to anticipate what smart technology for eyewear will look like in the future. The ultimate goal is to help pioneer that change and deliver smart, fashion-forward products that are meaningful and desirable to consumers. The first product from Intel and Luxottica is expected to launch in 2015.

“The growth of wearable technology is creating a new playing field for innovation,” said Intel CEO Brian Krzanich. “Through our collaboration with Luxottica Group, we will unite our respective ecosystems and bring together Intel’s leading-edge silicon and software technology with Luxottica’s design innovation and consumer expertise. We expect the combination of our expertise to help drive a much faster pace of innovation and push the envelope of what’s possible.”

“This is an incredible opportunity for us to continue to innovate and further shape the future of eyewear,” said Massimo Vian, CEO of Luxottica Group. “Together with Intel, we will continue to develop the potential of wearables, expanding the limits of what eyewear can be. We’ll lead the change to create frames that are as intelligent and functional as they are beautiful. Products that consumers will love to wear.”

About Intel

Intel (NASDAQ: INTC) is a world leader in computing innovation. The company designs and builds the essential technologies that serve as the foundation for the world’s computing devices. As a leader in corporate responsibility and sustainability, Intel also manufactures the world’s first commercially available “conflict-free” microprocessors. Additional information about Intel is available at newsroom.intel.com and blogs.intel.com, and about Intel’s conflict-free efforts at conflictfree.intel.com.

About Luxottica Group

Luxottica Group (MTA: LUX; NYSE: LUX) is a leader in premium, luxury and sports eyewear with over 7,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa, Latin America and Europe, and a strong, well-balanced brand portfolio. House brands include Ray-Ban, the world’s most famous sun eyewear brand, Oakley, Vogue Eyewear, Persol, Oliver Peoples, Alain Mikli and Arnette, while licensed brands include Giorgio Armani, Bulgari, Burberry, Chanel, Coach, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Michael Kors, Starck Eyes, Tiffany and Versace. In addition to a global wholesale network involving 130 different countries, the Group manages leading retail chains in major markets, including LensCrafters, Pearle Vision and ILORI in North America, OPSM and Laubman & Pank in Asia-Pacific, LensCrafters in China, GMO in Latin America and Sunglass Hut worldwide. The Group’s products are designed and manufactured at its six manufacturing plants in Italy, three wholly owned plants in the People’s Republic of China, one plant in Brazil and one plant in the United States devoted to the production of sports eyewear. In 2013, Luxottica Group posted net sales of more than Euro 7.3 billion. Additional information on the Group is available at http://www.luxottica.com.

Contacts:

Intel Corporation	Intel Corporation
Claudine Mangano	Nicola Procaccio
Tel.: +1 (408) 887 2706	Tel.: +39 (02) 5754 4456
Email: claudine.a.mangano@intel.com	Email: nicola.procaccio@intel.com
Http://newsroom.intel.com

Luxottica Group Alessandra Senici Group Investor Relations and Corporate Communication Director Tel.: +39 (02) 8633 4870 Email: InvestorRelations@luxottica.com www.luxottica.com/en/company/investors	Jane Lehman Vice President, Corporate Communications, NA Tel.: +1 (646) 335 5200 Email: jlehman@us.luxottica.com

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

	By:	/s/ MICHAEL A. BOXER
Date: December 4, 2014		MICHAEL A. BOXER
Group General Counsel